Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

Integration Update ISSUE NO. 1 Actavis and Allergan Global Team Members, On December 15th, we held the Kickoff Meeting for the joint Pre-Integration Planning team in Florham Park, NJ, USA. More than 100 leaders united under the theme “Together: Leading the Way in Growth Pharma.” Over two days, we discussed the opportunities, strengths and challenges that this combination provides, and set the foundation for combining Actavis and Allergan. This publication is focused on sharing more information about the pre-integration process as well as providing additional details about the Kickoff Meeting. We know that there are many questions about jobs, culture and how we will work going forward. And while it is too early to provide answers to many of these questions, please know that you have our commitment to frequent, transparent and specific communications regarding our progress. Thank you for all that you continue to do to make Actavis and Allergan great companies. We look forward to continuing to provide you with news of updates and milestones as pre-integration planning progresses. Regards, Brent Saunders David E. I. Pyott CEO and President, Actavis Chairman and CEO, Allergan FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Leading the Future of Actavis + Allergan

On Monday, December 15th, we announced the proposed senior leadership structure of the combined company. Our goals in announcing this team early in the pre-integration process include the following:

- Reinforce our commitment to bringing forward top talent of both companies
- Provide clarity on how teams and functions will operate going forward
- Define the structure that will help us build a leading company in Growth Pharma

Below is the proposed top line management for the combined company at close. Over the coming weeks, we will continue to build out the cascading layers of leadership and communicate organizational structures as decisions are finalized.





Paul Bisaro
Exec. Chairman
Brent Saunders
CEO & President
Doug Ingram
Special Advisor
Paul Navarre
EVP & Pres.
Int'l Brands
Raj Narayanan
APAC
Mauro Naddeo
LATAM
TBD
IAME
TBD
Canada
Bob Stewart
EVP & Pres.
Generics & Global Ops
Wayne Swanton
Global Operations
Andy Boyer
US Gx
Halfdan Fridleifsson
R&D Gx
Lars Rannveig
Int'l Generics
Helga
Gudbrandsdottir
Programs
Jean-Guy Goulet
Canada/LATAM Gx
Dan Motto
Gx Bus. Dev. &
Portfolio Mgmt
Gary Holloway
Japan Gx
Anish Mehta
Shared Services
Chip Phillips
Anda
Gunni Beinteinsson
Commercial Ops
Valur Ragnarsson
Medis
Philippe Schaison
EVP & Pres.
Allergan Medical
David Moatazedi
Facial Aesth
Ron Menezes
Med. Derm
Carrie Strom
Plastic Surgery
Laurent Combredet
SkinMedica
Lamont Lard
Prof. Relations
Jose Bilmont
Digital Cust.
Engag. Portfolio
Paul Little
Controller
Bill Meury
EVP & Pres.
Branded Pharma
Dave LeCause
Eye Care
Will Kane
Internal Medicine
Marc Forth
Neurosciences
Chuck Sabino
Gastroenterology
Lori
Lyons-Williams
Urology
Herm Cukier
Women's Health
Jerry Lynch
Sales & MC Acct.
Mgmt
Steve Closser
Specialty
Tom Nee
Bus. Analytics
& Ops
Craig Dashefsky
Managed
Care Ops
David Nicholson
EVP
Brand R&D
Tessa Hilado
EVP & CFO
Bob Bailey
EVP & Chief Legal
Officer
Karen Ling
EVP & CHRO
Charlie Mayr
EVP & Chief
Comm Officer
Sig Kirk
EVP
Corp. Business Dev
Jonathon Kellerman
EVP & Global Chief
Compliance Officer
Alex Kelly
SVP, Chief
Integration Officer*
Sanjiv Patel
CVP, GSM &
Global HOSR*
ACTAVIS
ALLERGAN
NEWLY
RECRUITED
Jointly responsible for leading pre-integration efforts*

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

An Industry Leading Reputation for Successful Combinations





Since late 2009, Actavis has dramatically transformed itself, in part, by maximizing the value of several strategic combinations. Our recipe for success is to combine the "Best of the Best". We focus on leveraging the unique attributes of each standalone organization to create a remarkably more powerful combined entity.

Our strategy is smart, efficient and focused on bringing our two companies together rapidly, seamlessly, with an eye toward maintaining momentum. We are committed to collaboration between Actavis and Allergan and bringing forward the best that both organizations have to offer: people, products, development pipelines, sales and marketing expertise, business processes, intellectual assets and technologies.

We value transparency throughout the planning and execution process and are committed to continuous communications with all internal and external audiences. We recognize the stress that integrations can have on employees and provide various forums for you to submit your concerns/feedback and obtain additional information. We appreciate the contributions made by every employee and are committed to treating every individual fairly and with the respect and dignity they deserve.

Over the coming weeks and months, this publication will serve as a source for information about the proposed Actavis + Allergan combination. You can also get information from your manager, the Actavis or Allergan Intranets, at www.OurWinningWay.com or by emailing your questions, thoughts and feedback to Connect@OurWinningWay.com.



Integration Planning Structure - Our Blueprint for Success



The integration function is managed by three critical leadership teams: the Integration Steering Committee (ISC), the Integration Management Office (IMO) and the Integration Planning Teams.

Steering Committee / Executive Leadership

- Define goals
- Shape vision
- Approve plans
- Make trade-off decisions

OWNERSHIP

Integration Management Office (IMO)

- Plan, coordinate, track
- Provide guidance and specialized support
- Resolve interdependencies
- Escalate issues

COORDINATION

Integration Planning Teams

- Ensure Day 1 readiness
- Develop detailed workplans
- Manage implementation
- Deliver cost and revenue synergies
- Identify & resolve interdependencies

EXECUTION

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Integration Steering Committee – Leading the Vision The Integration Steering Committee is the overall leader of the Actavis + Allergan Integration planning process. Led by Brent Saunders, Actavis CEO and President, this team includes Actavis’ Tessa Hilado, CFO; Bob Stewart, COO; Karen Ling, Chief Human Resources Officer; Bill Meury, EVP Commercial, North American Brands; David Buchen, EVP Commercial, North American Generic and International; Alex Kelly, SVP, Global Integration Management; Craig Dashefsky, VP, Pricing and Access; and Allergan’s Doug Ingram, President; Jim Hindman, EVP Finance and Business Development; Scott Sherman, EVP, Human Resources and Sanjiv Patel, CVP, Global Strategic Marketing and Global Health Outcomes Strategy & Research. Together, this team sets the strategic vision and goals for the combined company and identifies the combined company’s key senior leadership and reporting structures. The ISC also makes key decisions and acts on recommendations presented by the Integration Management Office. IMO – Setting the Rhythm and Pace of Integration Working closely with the Integration Steering Committee, the Integration Management Office (IMO) sets the rhythm and pace by overseeing the planning and execution of all integration activities. Jointly led by Actavis’ Alex Kelly and Allergan’s Sanjiv Patel, the IMO oversees the strategies that will 1) Set the Direction; 2) Capture the Value of the Combination; and 3) Build the organization. In setting the direction, the IMO coordinates/ manages/tracks the overall process, identifies/mitigates integration risks, and manages interdependencies. Throughout the process, the IMO ensures an ongoing flow of information to all Actavis and Allergan employees and across key external stakeholders as appropriate. Functional Integration Team – Building a leader in Growth Pharma The Integration Planning Team is the largest of the Actavis + Allergan Integration Structure. This team is comprised of 100+ senior leaders from Actavis and Allergan, representing key business functions. Working together across our companies and cross-functionally, these leaders will identify additional team members and resources needed from both companies to support the pre-integration planning process, prepare detailed work plans, deliver cost and revenue synergies and ensure Day 1 readiness and business continuity. FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Integration Process – A Look at the Strategy The Actavis + Allergan Integration planning process will be driven by a 3-Phased approach. Phase 1: Setup Integration—Began shortly after the announcement on November 17th and included the formation of the Integration Steering Committee, the IMO, and the appointment of Actavis and Allergan leaders to their respective Integration Planning Teams. On December 15-17, activities formally kicked off with the Integration Planning Team Kickoff in Florham Park, NJ, USA, where bridges were built between our two companies; organizational models and working styles were shared and an overall strategy from which to move ward preparing for Day 1 was set. Phase 2: Develop Integration Plans—Has begun and will pick up in earnest following the Holidays. In this collaborative exchange, both Actavis and Allergan teams review together the practices, processes and procedures from each organization. The resulting deliverable is a comprehensive plan of actions focused on bringing forward the best of Actavis and Allergan to significantly strengthen our combined company. Management structures for the combined company are finalized and communicated. And, the Integration Planning Teams share detailed functional information about how the new company will operate when combined. Phase 3: Implement & Continue Design—Will begin in the weeks leading up to closing, with the final preparation of Day 1 activities. Following the anticipated close in the second quarter of 2015, activities include the installation of key leaders, management and operating structures; the merging of information, communications and operations systems; the rollout of our combined Company name; and the rapid execution of all functional integration plans. Setup Implement Develop Integration Plans Integration & Continue (design and planning) Design December Post-close FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Commitment to Communications People are the heart of both of our businesses. We recognize that acquisitions and subsequent integrations can be stressful. We are committed to ensuring that employees across both Actavis and Allergan are well informed of transaction news, milestones, key decisions and any changes. We value open, honest and transparent communications and will be sure that you have channels to share your feedback. Starting today, you may send questions, concerns, feedback, ideas, etc. to Connect@OurWinningWay.com. Additionally, we have posted an Actavis + Allergan combination information page at www.OurWinningWay.com/actavis-allergan. We will post regular updates as well as publications and downloads on this page. This Integration Update publication will be published regularly, keeping you informed throughout the transaction and subsequent integration. And we will provide materials for a series of Town Halls, Executive video roundtable discussions and much more. We look forward to sharing updates with you as this exciting proposed combination progresses. U.S. Administrative Corporate Headquarters Headquarters Actavis Actavis 1 Grand Canal Square Morris Corporate Center III Docklands, Dublin 2 400 Interpace Parkway Ireland www.Actavis.com Parsippany, NJ 07054 USA NYSE:ACT www.OurWinningWay.com FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Cautionary Statement Regarding Forward-Looking Statements

Actavis + ALLERGAN Our pursuit. Life's potential.®

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis' or Allergan's estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis' or Allergan's current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as anticipate, believe, plan, could, should, estimate, expect, forecast, outlook, guidance, intend, may, might, will, possible, potential, predict, project, or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis' or Allergan's plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis' goals and expectations and Allergan's goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis' or Allergan's current expectations depending upon a number of factors affecting Actavis' business, Allergan's business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis' and Allergan's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis' and Allergan's products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis' and Allergan's facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis' consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis' and Allergan's respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis Annual Report on Form 10-K for the year ended December 31, 2013, Current Report on Form 8-K filed on May 20, 2014, in Warner Chilcott Limited's Registration Statement on Form S-4 effective as of October 16, 2014, Allergan's Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, and from time to time in Actavis' and Allergan's respective other investor communications. Except as expressly required by law, Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the SEC) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis internet website at www.Actavis.com or by contacting Actavis' Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan s internet website at www.Allergan.com or by contacting Allergan's Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.'s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.'s and Actavis' Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.